

02007387

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 52595

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/02/2000 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Colby &White, LP

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1200 Summit Avenue, Suite306
(No. and Street)

Fort Worth (City) Texas (State) 76102 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Willard J. White, Jr. (817) 338-1255
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weaver and Tidwell, LLP
(Name — *if individual, state last, first, middle name*)

1600 W.7th Street, Suite 300 (Address) Fort Worth (City) Texas (State) 76102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY
P

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Michael Schaps, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Colby & White, LP, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

FINOP
Title

Notary Public



SUZETTE M. SURMAN
Notary Public, State of Texas
My Commission Expires
February 19, 2003

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of Changes in Financial Condition.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- X (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLBY & WHITE, L. P.

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
Colby & White, L. P.
Fort Worth, Texas

We have audited the accompanying statement of financial condition of Colby & White, L. P. as of December 31, 2001, and the related statements of income, changes in partners' capital, and cash flows for the period from inception (March 9, 2000) through December 31, 2001. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Colby & White, L. P. as of December 31, 2001, and the results of its operations and cash flows for the period from inception (March 9, 2000) through December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 21, 2002

3752

FINANCIAL STATEMENTS

COLBY & WHITE, L. P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	627
Deposit with clearing organization		20,914
Receivable from clearing organization		32,626
Prepaid expenses		750
TOTAL ASSETS	$	54,917

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES		
Payable to clearing organization	$	7,266
Accounts payable, accrued expenses, and other		7,122
		14,388
PARTNERS' CAPITAL		40,529
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	54,917

The Notes to Financial Statements are an integral part of this statement.

COLBY & WHITE, L. P.
STATEMENT OF INCOME
FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

COMMISSIONS REVENUE	$ 619,717
OPERATING EXPENSES	
Employee compensation and benefits	173,618
Clearing charges	71,935
Occupancy	23,092
Telephone, postage, and delivery	15,441
Dues, fees, and subscriptions	23,946
Other general and administrative	37,230
	345,262
NET INCOME	$ 274,455
PER UNIT DATA	
Basic net income per unit	$ 274.46
Weighted average units outstanding	1,000

The Notes to Financial Statements are an integral part of this statement.

COLBY & WHITE, L. P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

	Partners' Capital
BALANCE, March 9, 2000	$ -
Net income	274,455
Partner contributions	51,575
Partner distributions	(285,501)
BALANCE, December 31, 2001	$ 40,529

The Notes to Financial Statements are an integral part of this statement.

COLBY & WHITE, L. P.
STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM INCEPTION (MARCH 9, 2000) THROUGH DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 274,455
Adjustments to reconcile net income to net cash used in operating activities	
Changes in operating assets and liabilities	
Deposit with clearing organization	(20,914)
Receivable from clearing organization	(32,626)
Prepaid expenses	(750)
Payable to clearing organization	7,266
Accounts payable, accrued expenses, and other	7,122
Net cash used in operating activities	(39,902)
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions from partners	51,575
Distributions to partners	(285,501)
Net cash used in financing activities	(233,926)
Net increase in cash	627
CASH, beginning of year	-
CASH, end of year	$ 627

The Notes to Financial Statements are an integral part of this statement.

COLBY & WHITE, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

NET CAPITAL		
Total partners' capital		$ 40,529
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		40,529
ADD:		
Subbordinated borrowings allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		40,529
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		
Other receivable from clearing organization	2,297	
Other assets	750	
Receivable from affiliates	1	3,048
Net capital before haircuts on securities positions (tentative net capital)		37,481
HAIRCUTS ON SECURITIES		
Trading and investment securities		
Other Securities	418	418
NET CAPITAL		$ 37,063
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payable to clearing organization		$ 7,266
Other accounts payable and accrued expenses		7,122
Total aggregate indebtedness		$ 14,388

COLBY & WHITE, L.P.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	959
Minimum dollar net capital requirement	$	5,000
Net capital requirement (larger of above)	$	5,000
Excess net capital	$	32,063
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	35,624
Percentage aggregate indebtedness to net capital		39%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		0%

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5 AS OF DECEMBER 31, 2001)

Net capital as reported in Partnership's Part II (unaudited) FOCUS report	$	39,209
Audit adjustment to record accrued payroll taxes	(	479)
Audit adjustment to record commissions payable	(	1,667)
Net capital per above	$	37,063

SUPPLEMENTAL SCHEDULES

COLBY & WHITE, L.P.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. REORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Nature of operations and other significant accounting policies are as follows:

Nature of Operations

Colby & White, L. P. (the Partnership) operates primarily as a broker of publicly traded securities and investments in Texas, Oklahoma, and Florida using a clearing organization in Texas.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management's estimates on total estimated costs on construction jobs are particularly sensitive in the determination of revenues.

Revenue Recognition

Commission income and expenses are recorded on a trade date basis.

Income Taxes

The Partnership does not pay federal income taxes on its taxable income. Instead, the partners are individually liable for federal income taxes on the Partnership's taxable income.

Cash Flows Presentation

For purposes of the statement of cash flows, time deposits that mature in three months or less and certificates of deposit are considered cash and cash equivalents.

Accounts Receivable

The Partnership has not provided an allowance for doubtful accounts. All receivables considered doubtful have been charged to current operations and it is management's opinion that no additional material amounts are doubtful of collection.

Concentration of Credit Risk

The Partnership maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Partnership has not experienced any losses in such

COLBY & WHITE, L.P.
NOTES TO FINANCIAL STATEMENTS

accounts. The Partnership believes it is not exposed to any significant credit risk on cash and cash equivalents.

COLBY & WHITE, L.P.
NOTES TO FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES - continued

Earnings Per Unit

The ownership of the Partnership consists of 1,000 participating units of which 10 are owned by the general partner and 990 are owned by the limited partner. Basic earnings per unit are calculated based on the weighted average units outstanding during the period. There were no changes in the number of units outstanding during the period and there have been no potential units issued. Therefore, diluted earnings per unit does not apply.

NOTE 2. NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. If the net capital ratio exceeds 10 to 1 the Partnership may not withdraw equity capital or pay cash distributions. At December 31, 2001 the Partnership had net capital of $37,063, which was $32,063 in excess of its required net capital of $5,000. The Partnership's ratio of aggregate indebtedness to net capital was .39 to 1.

NOTE 3. COMMITMENTS AND CONTINGENCIES

The Partnership leases office space under a long-term non-cancelable operating lease. Future minimum lease payments at December 31, 2001 are:

2002	$18,000
2003	6,000
	$24,000

The lease provides for the payment of a pro-rata share of expenses and taxes on the property, which totaled $2,659 for the period ended December 31, 2001. The total rent paid under the operating lease totaled $18,000 for the period ended December 31, 2001.

NOTE 4. CONCENTRATIONS

The entire receivable balance relates to amounts due from the clearing broker for transactions in December 2001.

For the period from inception (March 9, 2000) through December 31, 2001, approximately 85% of revenues relate to commissions received from the clearing broker.

COLBY & WHITE, L.P.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

No reserve requirement is required since the Company operated as a limited securities broker pursuant to the (k)(2)(ii) exemption under Rule 15c3-3. The conditions of exemption from Rule 15c3-3 were being complied with at December 31, 2001, and during the year then ended.

COLBY & WHITE, L.P.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2001

Possession or control of securities is not maintained by the Company and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

COLBY & WHITE, L.P.
SCHEDULE IV – SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION
DECEMBER 31, 2001

The Company has no segregation requirements or funds in segregation since the Company operated as a limited securities broker pursuant to the (K)(2)(ii) exemption under Rule 15c3-3 and the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL
CONTROL REQUIRED BY SEC RULE 17 A-5

To the Partners
Colby & White, L. P.
Fort Worth, Texas

In planning and performing our audit of the financial statements and supplemental schedules of Colby & White, L. P. (the Partnership), for the period from inception (March 9, 2000) through December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3. We did not review the practices and procedures followed by the Partnership in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Partnership does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

Fort Worth, Texas
February 21, 2002